CENTURY


02026171

# 2001
## ANNUAL REPORT




MAR 2 6 2002




CENTURY REALTY TRUST

# CONTENTS



# MARKET AND DIVIDEND INFORMATION

The Trust's shares of beneficial interest are traded on the NASDAQ SmallCap market. Cash distributions are paid approximately 45 days after the end of each quarter. The high and low published bid prices and distributions for the last two years were:

| 2001 | High | Low | Distributions Declared |
|---|---|---|---|
| 1st Quarter | $ 12.50 | $ 11.38 | $ 0.21 |
| 2nd Quarter | 13.00 | 11.38 | 0.19 |
| 3rd Quarter | 11.75 | 11.25 | 0.19 |
| 4th Quarter | 12.00 | 11.11 | 0.14 |

| 2000 | | | |
|---|---|---|---|
| 1st Quarter | $ 12.25 | $ 10.75 | $ 0.20 |
| 2nd Quarter | 13.00 | 9.56 | 0.20 |
| 3rd Quarter | 13.00 | 9.88 | 0.21 |
| 4th Quarter | 12.94 | 10.75 | 0.21 |

The principal business of Century Realty Trust, an Indiana business trust, is the ownership of income-producing real properties, which consist of fifteen apartment complexes, two restaurant properties, three commercial properties, and various parcels of undeveloped land which are situated adjacent to rental properties owned by the Trust. In 1997, the Trust expanded its investment options to include the exclusive control of real estate through the use of operating partnerships. Five of the Trust's fifteen apartment properties are owned by operating partnerships. Other than long-term leases on the restaurant properties, the Trust's rental income is derived from short-term leases of units in its various buildings. The residential properties are managed under agreements with independent property management firms. The Trust and its operating partnerships reimburse the management firms for compensation of approximately 65 persons employed at the apartment properties.

The Trust has elected to be treated as a real estate investment trust under the Internal Revenue Code and to distribute substantially all of its real estate investment trust taxable income. A real estate investment trust is an investment vehicle which permits individuals, by purchasing shares, to invest in real estate equities and/or mortgage loans, and share in the profits therefrom without having profits subjected to federal income taxes at the trust level.

# LETTER TO SHAREHOLDERS

Following a very good year in 2000, the Trust experienced one of its more disappointing years in 2001. Due to a combination of factors, apartment occupancy rates declined from 93.2% for all of 2000 to 91.2% in 2001. In an effort to improve apartment occupancy, increased advertising and marketing-related expenses were incurred which in the short run, unfortunately, contributed to the decline in net income and funds from operations. The general economic recession had a negative impact as did competition from new apartment construction and single family homes. Due to attractive mortgage interest rates, many of our apartment residents opted to purchase homes in 2001. With economic indicators beginning to show improvement, we are hopeful that our apartment occupancy rates will improve in 2002.

Net income per share for 2001 was $.43 per share, down 33.8%, and funds from operations totaled $1.40 per share, down 12.5%, from amounts reported for 2000. Funds from operations is defined as income before certain unusual and extraordinary items adjusted for non-cash items such as depreciation. Most industry analysts consider funds from operations, along with net income, to be an appropriate measure of a real estate investment trust's ability to retire debt, to fund certain property replacements, and to pay dividends to its shareholders. A detailed discussion of operating income and expense comparisons is contained in a section of this report titled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

During 2001, the Trust increased its equity in the five operating partnerships that it has controlled since November, 1997 by issuing 25,006 shares of beneficial interest in exchange for partnership units. The partnerships, each of which owns one apartment property, were structured to permit those investors who owned 99% of the equity (286,908 partnership units) at the time the Trust acquired control, to exchange their partnership units for an equal number of shares in the Trust. From January, 2000 until November, 2007, any holder of partnership units may, at his/her option on the first day of each calendar quarter, exchange partnership interests for shares of beneficial interest in the Trust. Including 2,669 units exchanged on January 1, 2002, holders of 75.8% of the partnership interests, valued at $2.4 million, have exchanged their partnership units for 217,390 shares. To the extent that such exchanges are elected, the Trust's equity increases and the minority interest in operating partnerships decreases.

Dividends paid in 2001 totaled $.73 per share, of which 19% was designated as a return of capital. In 2000 the Trust paid total dividends of $.82 per share of which 18% was designated as a return of capital. The decrease in dividends paid does not reflect a change in the dividend policy of the Trust. We expect to continue the practice of paying dividends quarterly, with distributions in 2002 scheduled for February, May, August and November.

Other highlights of 2001:

* By investing in property improvements and replacements, the Trust enhanced its equity in real estate investments by $566,000, the equivalent of $.32 per share, and that of its partnership-owned properties by $174,000.
* In August, the Trust obtained a $5 million mortgage loan on the Eagle Creek Park apartments. A previous mortgage loan with an unpaid balance of $3.4 million was repaid at maturity in December, 2000 with the assistance of a $2.9 million short-term bank loan. That loan was repaid, as planned, with part of the proceeds from the new loan.
* In August, the Trust paid off the $1,080,000 balance of a mortgage loan on its commercial property at 3510 E. 96th Street in Indianapolis. A portion of the proceeds from the new mortgage loan on the Eagle Creek Park apartments was the source of funds for the repayment.
* By reducing mortgage loan balances, exclusive of the 96th Street mortgage loan retirement, the Trust increased its equity in properties that it owns by $420,000, the equivalent of $.24 per share, and in its partnership-owned properties by $123,000.
* Investment properties owned by the Trust produced an aggregate cash return on investment of 12.7% in 2001, down from 14.5% produced by the same properties in 2000. The five partnership-owned apartment properties produced an aggregate cash return on investment of 7% in 2001, down from 11.6% in 2000.

Our primary objective is to provide attractive returns for our investors in the short run and to increase share values over the longer term. Toward that objective, we will continue our efforts to improve the performance and increase the value of the Trust's existing investment properties; and, we will continue to pursue additional investment opportunities that we believe have the potential for attractive returns and value appreciation. We are grateful for your past support of the Trust and we will do our best to earn your continued support.

FRANCIS M. HAPAK
Chairman of the Board

JOHN I. BRADSHAW, JR.
President

# INVESTMENT PROPERTIES

**At December 31, 2001**

| APARTMENTS | Location | Year Acquired | No. of Units | 2000 Occupancy | Net Investment |
|---|---|---|---|---|---|
| Park Plaza | Indianapolis, IN | 1973 | 176 | 87% | $ 523,450 |
| Fontenelle | Kokomo, IN | 1973 | 176 | 86% | 797,507 |
| Park Forest[1] | Marion, IN | 1973 | 64 | 85% | 281,777 |
| Chester Heights[1] | Richmond, IN | 1973 | 110 | 95% | 286,599 |
| Driftwood Park[1] | Indianapolis, IN | 1989 | 48 | 87% | 918,873 |
| Regency Royale[1] | Mishawaka, IN | 1993 | 132 | 91% | 3,140,383 |
| Creek Bay[1] | Indianapolis, IN | 1993 | 208 | 89% | 6,239,353 |
| Eagle Creek Park[1] | Indianapolis, IN | 1994 | 188 | 95% | 5,302,422 |
| Fox Run[1] | Indianapolis, IN | 1995 | 256 | 91% | 6,116,796 |
| Charter Oaks[1] | Evansville, IN | 1997 | 192 | 98% | 4,722,455 |
| Barcelona[1,2] | Kokomo, IN | 1997 | 64 | 83% | 1,380,278 |
| Beech Grove[1,2] | Jeffersonville, IN | 1997 | 182 | 92% | 3,929,984 |
| Hampton Court[1,2] | Indianapolis, IN | 1997 | 92 | 95% | 1,629,390 |
| Sheffield Square[1,2] | New Albany, IN | 1997 | 152 | 97% | 3,960,349 |
| West Wind Terrace[1,2] | Indianapolis, IN | 1997 | 96 | 84% | 1,663,340 |
| Total Apartments | | | 2,136 | 91% | 40,892,956 |

[1]*Property is collateral for a mortgage note payable.*
[2]*Property is owned by a partnership controlled by the Trust.*

| COMMERCIAL | Location | Year Acquired | Square Feet | Currently Leased | Net Investment |
|---|---|---|---|---|---|
| Office/Warehouse | | | | | |
| 401 Industrial Drive[1] | Carmel, IN | 1977 | 38,000 | 100% | $ 257,343 |
| Office buildings: | | | | | |
| 1810 E. 62nd Street | Indianapolis, IN | 1986 | 17,000 | 100% | 361,986 |
| 3510-20 E. 96th Street | Indianapolis, IN | 1997 | 34,000 | 77% | 1,503,471 |
| Total Commercial | | | 89,000 | | 2,122,800 |

[1]*Property is collateral for a mortgage note payable.*

| RESTAURANTS | Location | Year Acquired | Square Feet | Lease Expires | Net Investment |
|---|---|---|---|---|---|
| Fortune House | Indianapolis, IN | 1979 | 5,000 | 2004 | $ 328,441 |
| Miami Subs | Orlando, FL | 1979 | 3,500 | 2004 | 149,814 |
| Total Restaurants | | | 8,500 | | 478,255 |

| ALL INVESTMENT PROPERTIES | $ 43,494,011 |
|---|---|

## SELECTED FINANCIAL DATA

| **Years ended December 31,** | **2001** | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| *In thousands, except per share data and number of apartments* | | | | | |
| **OPERATING DATA** | | | | | |
| Rental and other operating income | **$ 13,017** | $ 13,294 | $ 13,227 | $ 12,845 | $ 9,364 |
| Gains on sale of property | — | — | — | — | — |
| Income before minority interest in operating partnerships | **706** | 1,133 | 1,071 | 990 | 832 |
| Net income | **749** | 1,110 | 934 | 884 | 859 |
| Cash distributions declared | **1,269** | 1,408 | 1,238 | 1,222 | 1,307 |
| Weighted average number of shares outstanding | **1,740** | 1,717 | 1,548 | 1,547 | 1,515 |
| Per share: | | | | | |
| Basic earnings per share | **$ 0.43** | $ 0.65 | $ 0.60 | $ 0.57 | $ 0.57 |
| Diluted earnings per share | **0.43** | 0.65 | 0.60 | 0.57 | 0.56 |
| Distributions declared | **0.73** | 0.82 | 0.80 | 0.79 | 0.87 |
| **BALANCE SHEET DATA** | | | | | |
| Total real estate owned *(a)* | **$ 58,115** | $ 57,539 | $ 57,429 | $ 57,041 | $ 56,608 |
| Allowances for depreciation | **(14,624)** | (13,011) | (11,690) | (10,167) | (8,641) |
| Total assets | **47,556** | 47,821 | 49,533 | 50,489 | 51,528 |
| Mortgage and other notes payable | **34,482** | 34,013 | 35,171 | 35,777 | 36,478 |
| Total debt | **36,934** | 36,588 | 37,829 | 38,439 | 39,124 |
| Minority interest in operating partnerships | **802** | 1,149 | 3,476 | 3,521 | 3,536 |
| Shareholders' equity | **9,819** | 10,084 | 8,228 | 8,529 | 8,868 |
| Number of shares outstanding | **1,749** | 1,726 | 1,548 | 1,547 | 1,547 |
| **OTHER DATA** | | | | | |
| *Cash Flow Data* | | | | | |
| Cash provided by operating activities | **$ 2,382** | $ 3,148 | $ 2,711 | $ 2,730 | $ 2,098 |
| Cash used in investing activities | **(702)** | (498) | (570) | (637) | (3,299) |
| Cash provided by (used in) financing activities | **(1,114)** | (2,752) | (2,002) | (2,130) | 1,668 |
| *Funds from Operations (b)* | | | | | |
| Income before minority interest in operating partnerships | **$ 706** | $ 1,133 | $ 1,071 | $ 990 | $ 832 |
| Add back depreciation of investment property | **1,801** | 1,774 | 1,770 | 1,741 | 1,265 |
| Deduct gains on sale of property | **—** | — | — | — | — |
| Deduct funds attributed to minority interest | **(66)** | (160) | (492) | (450) | — |
| Funds from operations | **$ 2,441** | $ 2,747 | $ 2,349 | $ 2,281 | $ 2,097 |
| *Apartment units owned (a)* | | | | | |
| Apartment units owned at December 31 | **2,136** | 2,136 | 2,136 | 2,136 | 2,136 |
| Weighted average number of apartments owned during the year | **2,136** | 2,136 | 2,136 | 2,136 | 1,503 |

*(a)Real estate owned includes apartments owned by operating partnerships created and controlled by the Trust.*
*(b)Funds from operations (FFO) is defined as income before gains on sale of property and minority interest of unitholders in operating partnerships created and controlled by the Trust plus investment property depreciation. The amount of funds attributed to minority interest is not available to shareholders of the Trust and is deducted . FFO should be considered along with, not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. FFO does not represent cash flow from operating activities and is not necessarily indicative of cash available to fund capital expenditures, debt repayment, or other cash needs.*

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## OVERVIEW

Contained in this discussion and elsewhere in this annual report are forward-looking statements which management believes to be reasonable and informative. Such statements are based on assumptions which may not prove to be correct for reasons management cannot predict. Consequently, the inclusion of forward-looking statements should not be considered as representations by the Trust or its management that expected results will be achieved or that stated objectives will be attained.

During 2001 the Trust created a wholly owned subsidiary, CRT Investments, Inc. and a limited partnership, Century Realty Properties, L.P. Century Realty Trust is the sole general partner and CRT Investments, Inc. is the sole limited partner of Century Realty Properties, L.P. The accounts of both new entities are included in the consolidated financial statements of the Trust. As of January 1, 2002, titles to most of the Trust's investment properties and operations had been conveyed to the new limited partnership. Management believes that the new structure will facilitate the acquisition of investment properties from individuals and partnerships.

During all of 2001 and 2000 the Trust owned or controlled fifteen apartment communities containing 2,136 apartment units, three multi-tenant commercial properties containing 89,000 rentable square feet, and two restaurant properties leased to operators under net leases. Five of the apartment properties containing 586 units are owned by separate partnerships that are controlled by the Trust through a wholly-owned subsidiary. A detailed description of partnership-owned real estate acquisitions is contained in Note 3 "Real Estate Transactions" in the financial statements.

In 1999, the Trust registered 286,908 shares of beneficial interest that were subsequently offered to holders of an equal number of operating partnership units in the five partnership entities it has controlled, as General Partner, since November, 1997. As of January 1, 2002, holders of 217,390 partnership units, representing 75.8% of outstanding units, had exercised their exchange options. As of January 1, 2001 holders of 192,609, or 67.1%, of the outstanding partnership units had exchanged units for shares. Unit holders who have not exercised their options may do so as of the first day of each calendar quarter through 2007 (See Note 3 to the financial statements). Management anticipates that the increase in outstanding shares and corresponding decrease in the minority interest will not have a material impact on funds from operations and net income per share during the next year.

At December 31, 2001 the Trust's net investment in real estate consisted of apartment properties (94%), commercial properties (5%) and net-leased restaurant properties (1%). The apartment communities account for most of the rental income and expenses reported. The 2,136 apartment units in the portfolio throughout 2001 and 2000 contributed 94.6% and 94.3%, respectively, of the total revenue from real estate operations, and 98.3% and 98.6%, respectively, of real estate operating expenses.

## CRITICAL ACCOUNTING POLICIES

### Amortization of Management Contracts

In November 1997 the Trust paid $650,350 for the general partner interest and absolute management control over five partnerships. The Trust granted to the limited partners in those partnerships options to exchange their interests for shares of beneficial interest of the Trust. Those options will expire in November 2007 at which time the Trust will have the option to issue shares in exchange for any outstanding limited partnership interests. The Trust elected in 1997 to amortize, on a straight line method, its cost to acquire its position over the ten year option period that it granted to the limited partners; consequently, depreciation expense each year includes $65,035 of acquisition cost amortization.

### Carpet Replacement Policy

From its inception in 1973, the Trust has consistently followed the practice of charging the cost to replace carpets in its apartment units to real estate operating expense as incurred. The costs to replace carpets amounted to $322,994, $286,453 and $341,740 for 2001, 2000 and 1999, respectively. An acceptable alternative method of accounting would be the capitalization of costs as incurred, followed by charges for depreciation over the estimated useful life of the carpet. Management believes that, due to the relatively short useful life of apartment carpets, the annual expense for replacements is not materially greater than would be the annual charges for depreciation had the carpets been capitalized when purchased.

## RESULTS OF OPERATIONS -- 2001

The Trust experienced a decrease of approximately 1.4% in income and an increase of 4.0% in expenses, other than depreciation, related to its apartment operations in 2001. The commercial properties experienced a 4.6% decrease in gross income and an 11.4% increase in operating expenses in 2001 compared to the previous year.

The restaurant property in Orlando, Florida that had been, since early 1999, operated as a Miami Subs franchised restaurant under a five-year operating lease with the operator, was closed during the first four months of 2001. The Trust terminated that lease, under its default provisions; and in May, it re-leased the property to a new Miami Subs franchisee-operator. The new lease, which will expire in 2004, contains terms and conditions similar to the terminated lease. Income lost during the change in lessees amounted to approximately $16,730.

The decrease in gross income from apartment properties resulted from the combined effect of .9% higher average rental rates and a 2.1% decrease in overall occupancy rates. Apartment occupancy rates decreased from an average of 93.2% in 2000 to 91.2% in 2001.

At December 31, 2001 the aggregate occupancy rate for the Trust's apartment properties was 90.6%. At the end of 2000, the overall apartment occupancy was 93.5%. The lower occupancy rates in 2001 resulted from higher unemployment rates in several Indiana communities, and lower mortgage loan interest rates that made home ownership a viable alternative for residents of higher-rent apartments.

Real estate operating expenses, including real estate taxes (excluding interest and depreciation) for the apartment properties increased 4.0%. Operating expenses amounted to 51.7% of gross possible income for 2001, up from 50.1% in 2000. Approximately 39% of the increase in operating expenses related to property employee salaries, payroll taxes and group insurance benefits. Property employee costs in 2001 increased by 6.5% from 2000. Approximately half of the increase resulted from adding employees in June, 2000 to perform certain maintenance, painting and janitorial services previously provided by outside contractors. The remainder of the increase represented increased compensation rates and health insurance costs. Employee costs, as a percentage of gross possible income, increased from 12.3% in 2000 to 12.9% in 2001.

Due to declining occupancy rates, other administrative expenses, primarily advertising, which amounted to 4.1% of gross possible income in 2001, was up 13.1% from the previous year. Declining occupancy rates also resulted in 7.7% higher decorating expenses.

Insurance premiums for casualty and workers compensation coverage increased 14.7% in 2001, but accounted for less than 10% of the increase in operating expenses. While the Trust's insurance claims history is not unfavorable, management anticipates that other market forces will result in a substantial increase in premiums for replacement coverage when the current policies expire on June 30, 2002.

Nonresidential properties, other than the net leased restaurant properties, accounted for 4.8% of total income from operations in 2001, and 4.9% in 2000. The decrease resulted primarily from lower occupancy rates in 2001. The two office properties that, in the aggregate, contain 51,000 square feet accounted for 90% of the decrease. Together, they averaged 90% occupancy during 2001, down from 95% for 2000. Expenses related to the turnover of tenants during 2001 resulted in an 11.4% increase in operating expenses compared with the previous year.

During 2001, 30% of the interest income was earned at money market rates on sweep account demand deposit funds and 70% was earned at savings account rates on restricted cash balances. Restricted cash balances consist of tax and insurance escrow deposits and replacement fund balances held by mortgage lenders, and tenant security deposit savings accounts. In 2001, the Trust earned a 3.14% average rate of return on an average total amount of cash and short-term investments of $392,000, exclusive of the restricted cash accounts over which the Trust does not have investment discretion. In 2000, 41% of the interest income earned by the Trust was derived from the day to day investment of excess cash deposits at money market rates of return that averaged 5.06% on an average daily balance of $792,000.

In August, 2001, the Trust obtained a $5,000,000 mortgage loan on one of its apartment properties. That loan, which provides for interest at the rate of 7.04% will mature in August, 2011 with a scheduled balance at maturity of approximately $3,950,000. Proceeds from that loan were used to repay $2.9 million of short-term debt and to pay off a mortgage loan balance of $1.08 million on one of the Trust's office properties.

For 2001, interest expense related to properties wholly owned by the Trust and its subsidiaries, including the short-term loan referred to above, averaged 7.64% on average outstanding balances of $24.6 million. For 2000, the overall effective interest rate was 8.26% on average outstanding loan balances of $25.1 million. For partnership-owned properties, the average effective interest rate for 2001 and 2000 was 8.69% on average outstanding loan balances of $9.6 and $9.7 million, respectively.

In January, 2002 the Trust completed a modification of two mortgage loans that had unpaid balances totaling approximately $1.4 million at December 31, 2001. Both loans, from the same lender, provided for interest at 8.875% until maturity in June, 2003. As modified, the loans provide for interest at 7.6250% and will mature in June, 2008.

State income taxes decreased by approximately $26,000 in 2001 because income subject to the Indiana gross income decreased by approximately $2.2 million. Management expects that state income taxes in 2002 will be further reduced since more of the gross receipts from rental operations that would be taxable if received by the Trust will not by taxable when received by Century Realty Properties, L.P.

General and administrative expenses, which included approximately $26,000 related to the formation of Century Realty Properties, L.P., amounted to 4.5% of income from real estate operations in 2001, compared with 4.3% in 2000. Officer and administrative employee compensation costs, including payroll taxes and benefits, that are included in administrative expenses amounted to $262,500 in 2001, up 4.5% from $251,300 in 2000.

## RESULTS OF OPERATIONS -- 2000

The Trust experienced increases of approximately .6% in income and 1.9% in expenses, other than depreciation, related to its apartment operations in 2000. The commercial and restaurant properties experienced a decrease in gross income and a slight decrease in operating expenses in 2000 compared to the previous year.

The increase in gross income from apartment properties resulted from the combined effect of 1.9% higher average rental rates and a 1.3% decrease in overall occupancy rates. Apartment occupancy rates decreased from an average of 94.3% in 1999 to 93.2% in 2000. At December 31, 2000, the aggregate occupancy rate for the Trust's apartment properties was 93.5%. At the end of 1999, the overall apartment occupancy was 95%. Real estate operating expenses, including real estate taxes (excluding interest and depreciation) for the apartment properties increased 1.9%.

Operating expenses amounted to 50.1% of gross possible income for both 2000 and 1999. Approximately 89% of the increase in operating expenses related to property employee salaries, payroll taxes and group insurance benefits. Property employee costs in 2000 increased by 7% from 1999. Approximately half of the increase resulted form adding employees to perform certain maintenance, painting and janitorial services previously provided by outside contractors. The remainder of the increase represented increased compensation rates and health insurance costs. Employee costs, as a percentage of gross possible income, increased from 11.6% in 1999 to 12.3% in 2000, the combined costs for maintenance and repairs, painting and decorating and building services declined from 10.3% in 1999 to 10% in 2000.

Nonresidential properties, which accounted for 5.7% of total income from operations in 2000, and 6% in 1999, experienced a 4.7% decrease in gross income. The decrease resulted primarily from lower occupancy rates in 2000. The two office properties that, in the aggregate, contain 51,000 square feet were the Trust's most efficient commercial property investments in 2000, both as to occupancy rate and expense ratio. Together, they averaged 95% occupancy during 2000, which resulted in a 1.8% increase in rental income. Low turnover of tenants during the year resulted in a decrease in operating expenses to 28.4% of gross income in 2000 from 31.6% in 1999.

During 2000, 41% of the interest income was earned at money market rates on sweep account demand deposit funds and 41% was earned at savings account rates on restricted cash balances. The balance was received from a property management firm formerly employed by the Trust whose services were terminated in 1999. Restricted cash balances consist of tax and insurance escrow deposits and replacement fund balances held by mortgage lenders, and tenant security deposit savings accounts. In 2000, the Trust earned a 5.06% average rate of return on an average total amount of cash and short-term investments of $793,000, exclusive of the restricted cash accounts over which the Trust does not have investment discretion. In 1999, 33% of the interest income earned by the Trust was derived from the day to day investment of excess cash deposits at money market rates of return that averaged 3.9% on an average daily balance of $655,000.

The reduction in interest expense from the prior year includes approximately $55,000 that resulted from the scheduled conversion, effective in the second quarter of 2000, of a $5,075,000 mortgage loan balance from a fixed rate of interest to a variable rate. The balance of the reduction resulted from the scheduled debt service payments.

In December, 2000, a mortgage loan with a balance of $3.4 million matured and was paid with a combination of cash on hand and a short-term bank loan against the Trust's line of credit. The interest cost incurred in 2000 on the short-term loan was comparable to the amount that would have been incurred had the mortgage loan not matured.

For 2000, interest expense related to Trust-owned properties, including the short-term loan referred to above, averaged 8.26% on average outstanding balances of $25.1 million. For 1999, the overall effective interest rate was 8.27% on average outstanding mortgage loan balances of $25.6 million. For partnership-owned properties, the average effective interest rate for 2000 and 1999 was 8.69% on average outstanding loan balances of $9.7 and $9.8 million, respectively.

General and administrative expenses amounted to 4.2% of income from real estate operations in 2000, compared with 4.5% in 1999. Employee compensation costs, which includes payroll taxes and benefits, that are included in administrative expenses amounted to $251,300 in 2000, up .6% from $249,700 in 1999.

## LIQUIDITY AND SOURCES OF CAPITAL

On January 3, 2002, the Trust declared a $.14 per share cash distribution payable February 18, 2002 to holders of record on January 25, 2002 on 1,751,711 outstanding shares of beneficial interest. The cash requirement for that distribution amounts to $245,240. Two of the five partnerships declared surplus cash distributions aggregating $18,200 payable February 27, 2002, including $4,300 payable to minority interest partners of record January 25, 2002.

Other than the cash required to pay declared distributions, management is not aware of any significant transactions or events which would require material expenditures in 2002. The Trust has no other obligations, nor has it made any commitments, which would require expenditures in excess of funds expected to be provided by operations during 2002. At December 31, 2001, the Trust and its controlled partnerships had $1,316,000 in cash, including $271,400 in partnership accounts, which management believes is sufficient to meet anticipated capital requirements.

Management expects to continue to operate the Trust as a real estate investment trust, and to distribute to shareholders all of its otherwise taxable income. At December 31, 2001, the Trust had no undistributed earnings and profits. Distributions to shareholders during 2001, which totaled $1,269,000, included all of the Trust's taxable income and earnings and profits for 2001 plus $241,800 that was designated as return of capital. During 2000, the Trust distributed $1,408,000, of which $209,000 was designated as return of capital. The aggregate surplus cash distributed to the minority interest partners by the controlled partnerships totaled $20,400 and $65,000 during 2001 and 2000, respectively.

Due to differences in depreciation rates and carrying values of some properties, reported income for 2001 was 19% lower; for 2000, 5% lower; and, for 1999, 14% lower, than income for income tax purposes.

## IMPACT OF INFLATION

Inflation has not had a significant impact on the Trust during 2000, 1999 and 1998.

# CONSOLIDATED BALANCE SHEETS

| | December 31 | |
|---|---|---|
| **Assets** | **2001** | 2000 |
| Real estate investments: | | |
| Land | **$ 3,776,383** | $ 3,776,383 |
| Buildings | **52,792,086** | 52,231,244 |
| Equipment | **1,357,386** | 1,301,796 |
| Allowances for depreciation | **(14,623,791)** | (13,011,130) |
| | **43,302,064** | 44,298,293 |
| Net investment in direct financing leases | **191,947** | 229,698 |
| | **43,494,011** | 44,527,991 |
| Cash and cash equivalents | **1,316,299** | 781,215 |
| Restricted cash | **1,412,694** | 1,295,266 |
| Accounts and accrued interest receivable | **209,914** | 130,998 |
| Unamortized management contracts | **384,791** | 449,826 |
| Unamortized mortgage costs | **487,082** | 441,906 |
| Undeveloped land | **99,675** | 99,675 |
| Other assets | **151,486** | 94,259 |
| | **$ 47,555,952** | $ 47,821,136 |
| **Liabilities and shareholders' equity** | | |
| Liabilities: | | |
| Short-term debt | **$ 92,406** | $ 3,000,000 |
| Mortgage notes payable | **34,389,954** | 31,013,235 |
| Accounts payable and accrued liabilities | **244,088** | 426,647 |
| Accrued interest | **214,811** | 251,817 |
| Accrued state income and property taxes | **1,422,088** | 1,391,927 |
| Tenants' security deposits and unearned income | **571,123** | 503,952 |
| | **36,934,470** | 36,587,578 |
| Minority interest in operating partnerships | **802,403** | 1,149,187 |
| Shareholders' equity: | | |
| Shares of beneficial interest, no par value – Authorized 5,000,000 shares; Issued - 1,768,249 shares in 2001 and 1,743,243 in 2000, including 19,207 shares in 2001 and 16,806 shares in 2000, in treasury | **9,327,102** | 9,043,334 |
| Overdistributed income other than from gain on the sale of real estate | **(625,709)** | (104,950) |
| Undistributed net realized gain from sale of real estate | **1,316,078** | 1,316,078 |
| Cost of treasury shares | **(198,392)** | (170,091) |
| | **9,819,079** | 10,084,371 |
| | **$ 47,555,952** | $ 47,821,136 |

*See accompanying notes.*

## CONSOLIDATED STATEMENTS OF INCOME

| | Year ended December 31 | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| **Income** | | | |
| Real estate operations: | | | |
| Rental income | **$ 12,652,983** | 12,859,735 | $ 12,854,221 |
| Income from direct financing leases | **28,344** | 33,142 | 37,331 |
| Other income | **287,892** | 300,130 | 258,292 |
| | **12,969,219** | 13,193,007 | 13,149,844 |
| Less: | | | |
| Real estate operating expenses | **5,722,545** | 5,457,880 | 5,337,115 |
| Depreciation | **1,810,144** | 1,781,461 | 1,800,474 |
| Real estate taxes | **1,361,841** | 1,303,226 | 1,233,153 |
| | **8,894,530** | 8,542,567 | 8,370,742 |
| | **4,074,689** | 4,650,440 | 4,779,102 |
| Interest income | **47,446** | 101,058 | 77,443 |
| | **4,122,135** | 4,751,498 | 4,856,545 |
| **Expenses** | | | |
| Interest | **2,744,801** | 2,953,433 | 3,070,700 |
| State income taxes | **87,216** | 113,181 | 119,934 |
| General and administrative expenses | **584,177** | 552,304 | 594,634 |
| | **3,416,194** | 3,618,918 | 3,785,268 |
| Income before minority interest in operating partnerships | **705,941** | 1,132,580 | 1,071,277 |
| Minority interest in operating partnerships | **42,651** | (22,405) | (137,722) |
| Net income | **$ 748,592** | $ 1,110,175 | $ 933,555 |
| Earnings Per Share: | | | |
| Basic earnings per share | **$ 0.43** | $ 0.65 | $ 0.60 |
| Diluted earnings per share | **$ 0.43** | $ 0.65 | $ 0.60 |

*See accompanying notes.*

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Outstanding Shares of Beneficial Interest | Shares of Beneficial Interest | Undistributed (Overdistributed) Income Other Than from Gain on Sale of Real Estate | Undistributed Net Realized Gain from Sale of Real Estate | Cost of Treasury Shares | Total |
|---|---|---|---|---|---|---|
| Balance at January 1, 1999 | 1,547,314 | $ 6,758,619 | $ 496,940 | $ 1,316,078 | $ (42,518) | $ 8,529,119 |
| Net income for 2000 | - | - | 933,555 | - | - | 933,555 |
| Dividends ($.80 per share) | - | - | (1,237,911) | - | - | (1,237,911) |
| Stock options exercised | 300 | 798 | - | - | 2,052 | 2,850 |
| Balance at December 31, 1999 | 1,547,614 | 6,759,417 | 192,584 | 1,316,078 | (40,466) | 8,227,613 |
| Shares issued | 189,715 | 2,283,917 | - | - | - | 2,283,917 |
| Shares purchased for treasury | (10,892) | - | - | - | (129,625) | (129,625) |
| Net income for 2000 | - | - | 1,110,175 | - | - | 1,110,175 |
| Dividends ($.82 per share) | - | - | (1,407,709) | - | - | (1,407,709) |
| Balance at December 31, 2000 | 1,726,437 | 9,043,334 | (104,950) | 1,316,078 | (170,091) | 10,084,371 |
| Shares issued | **25,006** | **283,703** | **-** | **-** | **-** | **283,703** |
| Shares purchased for treasury | **(2,901)** | **-** | **-** | **-** | **(33,361)** | **(33,361)** |
| Stock options exercised | **500** | **65** | **-** | **-** | **5,060** | **5,125** |
| Net income for 2001 | **-** | **-** | **748,592** | **-** | **-** | **748,592** |
| Dividends ($.73 per share) | **-** | **-** | **(1,269,351)** | **-** | **-** | **(1,269,351)** |
| Balance at December 31, 2001 | **1,749,042** | **$9,327,102** | **$ (625,709)** | **$1,316,078** | **$ (198,392)** | **$ 9,819,079** |

*See accompanying notes.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31 | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| **Operating activities** | | | |
| Net income | **$ 748,592** | $ 1,110,175 | $ 933,555 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **1,865,684** | 1,830,216 | 1,849,791 |
| Minority interest | **(42,651)** | 22,405 | 137,722 |
| Changes in operating assets and liabilities: | | | |
| Restricted cash | **8,295** | (37,561) | (205,701) |
| Accounts and accrued income receivable | **(77,863)** | 303,585 | 39,495 |
| Other assets | **(96,752)** | 10,810 | (17,620) |
| Accounts payable and accrued liabilities | **(90,918)** | (110,258) | 15,947 |
| Tenants' security deposits and unearned income | **67,171** | 18,399 | (42,089) |
| Net cash provided by operating activities | **2,381,558** | 3,147,771 | 2,711,100 |
| **Investing activities** | | | |
| Purchase of property and improvements | **(740,030)** | (530,969) | (602,152) |
| Lease principal payments received | **37,752** | 32,953 | 31,732 |
| Net cash used in investing activities | **(702,278)** | (498,016) | (570,420) |
| **Financing activities** | | | |
| Net short-term bank borrowings (repayments) | **(2,907,594)** | 2,900,000 | - |
| Net proceeds from mortgage notes payable | **4,788,590** | - | - |
| Principal payments on mortgage notes payable | **(1,623,281)** | (4,058,179) | (595,994) |
| Shares purchased for treasury | **(33,361)** | (129,625) | - |
| Sale of treasury shares | **5,125** | - | 2,850 |
| Distributions to minority interest | **(20,427)** | (64,999) | (182,947) |
| Dividends paid to shareholders | **(1,353,248)** | (1,399,467) | (1,225,760) |
| Net cash used in financing activities | **(1,144,196)** | (2,752,270) | (2,001,851) |
| Net increase (decrease) in cash and cash equivalents | **535,084** | (102,515) | 138,829 |
| Cash and cash equivalents at beginning of year | **781,215** | 883,730 | 744,901 |
| Cash and cash equivalents at end of year | **$ 1,316,299** | $ 781,215 | $ 883,730 |
| **Supplemental Data:** | | | |
| Selected noncash activities related to investing and financing activities were as follows: | | | |
| Issued 25,006 shares of beneficial interest in 2001 and 189,715 shares of beneficial interest in 2000 in exchange for operating partnership units (See Note 3) | **$ 283,703** | $ 2,283,917 | - |

*See accompanying notes.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
# DECEMBER 31, 2001

## 1. Significant Accounting Policies

### Organization and Management Agreements

Century Realty Trust (the Trust) commenced operations under a Plan of Reorganization as of January 1, 1973, as the successor in interest to American National Trust and Republic National Trust. CRT Investments, Inc. was formed as a wholly owned subsidiary in 2001. Century Realty Properties, L.P., an Indiana limited partnership, was formed in 2001, with Century Realty Trust as its manager and sole general partner and CRT Investments, Inc. as its sole limited partner. During 2001, the Trust conveyed substantially all of its investment properties to Century Realty Properties, L.P. Charter Oaks Associates, LLC and CR Management, Inc. were formed as wholly owned subsidiaries in 1997. CR Management, Inc. is the manager and sole general partner of five partnerships (Porter Portfolio), each of which owns one apartment property as its principal asset. As the sole general partner and pursuant to each partnership agreement, the Trust has full, exclusive and complete responsibility and discretion in the management and control of each of these five partnerships. Control is demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnerships without the consent of the limited partners and the inability of the limited partners to replace the general partner. Interests held by limited partners other than the Trust in the five real estate partnerships are reflected as minority interests in operating partnerships. Charter Oaks Associates, LLC holds title to the Charter Oaks apartments in Evansville, Indiana, which the Trust purchased in 1997.

The residential rental properties owned and controlled by the Trust are managed under agreements with independent property management firms. The agreements provide for management fees based generally on gross rental collections.

### Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Trust, and its wholly-owned and controlled subsidiaries, including the five operating partnerships controlled by CR Management, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

### Revenue Recognition

The revenue of the Trust primarily consists of rental income associated with short-term leases from apartments with terms generally of one year or less. Rental income is recognized when earned.

### Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 30 days.

### Restricted Cash

Restricted cash includes security deposit savings accounts, capital and completion replacement reserves, and real estate tax and insurance escrow accounts held by lenders.

### Unamortized Management Contracts

Unamortized management contracts represent the allocation of the purchase price related to the Porter Portfolio acquisition identifiable with obtaining management of those properties (See Note 3). Amortization is computed by the straight-line method for a 10 year period which is the number of years the limited partners in the five controlled partnerships have to exchange their operating partnership units (O.P. units) into shares of beneficial interest of the Trust. The cumulative amortization was $265,559 and $200,524 at December 31, 2001 and 2000, respectively.

### Unamortized Mortgage Costs

Unamortized mortgage costs represents costs incurred to acquire long-term financing. Amortization is computed by the straight-line method based on the terms of the loans which approximates the effective interest method. The cumulative amortization was $250,531 and $208,306 at December 31, 2001 and 2000, respectively.

### Real Estate Investments

Real estate investments are stated on the basis of cost, except for real estate investments transferred from the predecessor trusts which are stated at appraised values as of January 1, 1973. Depreciation is computed by the straight-line method based on estimated economic lives ranging from 29 to 40 years for buildings and 3 to 15 years for equipment.

## 1. Significant Accounting Policies (continued)

**Treasury Shares**

Treasury shares are carried at cost and shares reissued are removed based on average cost. The difference between proceeds received on reissuance and the average cost is credited or charged to Shares of beneficial interest.

**Income Taxes**

The Trust intends to continue to qualify as a real estate investment trust as defined in the Internal Revenue Code and will distribute the majority of its taxable income. Realized gains on the sale of investments are distributed to shareholders if and when recognized for income tax purposes. Assuming compliance with other requirements of the Code, income so distributed will not be taxable to the Trust. Accordingly, no provision for federal income taxes is made in the consolidated financial statements.

For income tax purposes, distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. Earnings and profits, which determine the taxability of dividends to shareholders, differ from reported net income due to differences for tax purposes in the estimated useful lives used to compute depreciation and the carrying values of the depreciable properties.

No provision has been made for income taxes or related credits of the operating partnerships, as the results of operations are includable in the tax returns of the partners.

**Net Income per Share**

Net income per share is computed in accordance with Statement of Financial Accounting Standards No.128.

**New Accounting Pronouncements**

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 and No. 142, Business Combinations and Goodwill and Other Intangible Assets which address accounting and reporting for business combinations and the impairment of Goodwill and Other Intangible Assets effective for fiscal years beginning after December 15, 2001. The Trust adopted FAS 141 and 142 as of January 1, 2002 and does not expect that either will have a significant impact on the Trust's financial position and results of operations.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, which addresses accounting and reporting for the impairment or disposal of long-lived assets effective for fiscal years beginning after December 15, 2001. The Trust adopted FAS 144 as of January 1, 2002 and does not expect that it will have a significant impact on the Trust's financial position and results of operations.

**Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 2. Real Estate Investments

Real estate investments consist principally of apartments and commercial properties in Indiana. In connection with these properties, the Trust is principally a lessor using short-term operating leases except for two restaurant properties which it leases to the operators using long-term agreements expiring in 2004. In addition to specified minimum payments, the restaurant leases provide for contingent rentals based upon percentage of gross receipts derived by the lessees. The Trust has no obligation to grant purchase options to the lessees.

The Trust's net investment in direct financing leases consists of:

| | 2001 | 2000 |
|---|---|---|
| Minimum lease payments receivable | $ 192,778 | $ 258,873 |
| Estimated unguaranteed residual values | 47,419 | 47,419 |
| Unearned income | (48,250) | (76,594) |
| Net investment | $ 191,947 | $ 229,698 |

At December 31, 2001 future minimum lease payments receivable from direct financing leases are $66,095 for 2002 and 2003, and $60,587 for 2004. Also at December 31, 2001, future minimum annual lease payments due from noncancellable operating leases are $69,099 for 2002 and 2003, and $17,329 for 2004.

## 3. Real Estate Investment Transactions

During 1997, the Trust, through its wholly-owned subsidiary, CR Management, Inc., acquired from a single unrelated seller, the general partner interest in five limited partnerships (the "Porter Portfolio") each of which owned a single apartment property as its principal asset.

The acquisition resulted in creating five new partnerships that issued, in the aggregate, 286,908 O.P. units to the selling partnerships for their contribution of net assets to the newly formed partnerships. At the date of acquisition, the market value of the Trust's shares of beneficial interest was $11.625 per share.

The acquisition agreement provided that the Trust would use its best efforts to grant to each beneficial owner of O.P. units, commencing two years after closing, the right to exchange those units on a one for one basis for shares of beneficial interest of the Trust.

Such exchange rights were granted in December, 1999, effective January 1, 2000 and on the first day of each quarter thereafter, and will exist until November 27, 2007, at which time the Trust may, at its option, require the exchange of any remaining outstanding O.P. units. Through December 31, 2001, holders of 214,721 O.P. units have elected to exchange their units for shares of beneficial interest. The Trust repurchased 13,793 of those shares, for a total cost of $162,986, from residents of certain states with which the Trust elected not to register its shares. As a result of the exchanges, the Trust owned 75.2%% of the limited partnership interests in the Porter Portfolio partnerships at December 31, 2001.

Due to the level of control that the Trust has over the activities and operations of each of the partnerships included in the Porter Portfolio, the financial position and results of operations of those partnerships are included in the consolidated financial statements of the Trust from the date of their acquisition. The equity interests that the Trust does not own is described in the consolidated financial statements as the minority interest in operating partnerships.

## 4. Short-term Debt

The Trust maintains a line of credit that is renewed annually, and at December 31, 2001, the maximum borrowing limit was $3,000,000. As of December 31, 2001 and 2000, the Trust had borrowed $92,406 and $3,000,000, respectively. The Trust repaid $2,900,000 in August, 2001 with proceeds from a long-term mortgage loan on one of its apartment properties. The line of credit rate of interest was 4.75% and 9.5% at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, approximately $312,000 and $273 ,000, respectively, in bank deposit accounts represent collateral for the short-term debt.

## 5. Mortgage Notes Payable

Mortgage notes applicable to properties wholly owned by the Trust and by Century Realty Properties, L.P. are payable in monthly installments, including interest at rates ranging from 4.53% to 8.50% per annum, and mature from October 3, 2004 to February 1, 2012. At December 31, 2001 and 2000, mortgage notes payable by the Trust amounted to $24,867,919 and $21,368,039, respectively. The aggregate amount of long-term debt maturities for each of the five years after December 31, 2001 are: 2002, $475,514; 2003, $504,679; 2004, $1,253,869; 2005, $5,125,099; 2006, $5,808,444 and thereafter $11,700,314.

Mortgage notes applicable to properties included in the Porter Portfolio controlled by the Trust are payable in monthly installments, including interest at rates ranging from 8.125% to 8.875% per annum, and mature from June 1, 2006 to May 1, 2030. At December 31, 2001 and 2000, mortgage notes payable by partnerships controlled by the Trust amounted to $9,522,035 and $9,645,196, respectively. The aggregate amount of long-term debt maturities for each of the five years after December 31, 2001 are: 2002, $108,914; 2003, $113,355; 2004, $123,327; 2005, $134,180; 2006, $2,549,342 and thereafter $6,492,917.

Cash paid for interest was $2,781,807, $2,965,411, and $3,071,684 for the years ended December 31, 2001, 2000, and 1999, respectively.

At December 31, 2001, approximately $26,618,222 of the owned real estate investments, and $12,563,000 of controlled real estate investments, after allowances for depreciation, represent collateral for the mortgage notes payable.

## 6. Shareholder Rights Plan

In 1989, the Board of Trustees adopted a Shareholder Rights Plan and distributed as a dividend one purchase right (a "Right") for each outstanding share of beneficial interest. At December 31, 2001 there were 1,749,042 Rights outstanding. Each Right entitles the holder to purchase from the Trust one share of beneficial interest at a price of $20 per share, subject to certain antidilution adjustments. The Rights are not exercisable or transferable apart from the shares until certain events occur relating to the acquisition of shares of the Trust as defined in the Plan. The Rights may be redeemed by the Board of Trustees at a redemption price of $.01 per Right until certain events relating to the acquisition of shares of the Trust as defined by the Plan occur.

The Rights will expire December 31, 2004, unless the date is extended or the Rights are exercised by the holder or redeemed by the Trust before that date. Until exercised, the holder of the Rights, as such, will have no rights as a shareholder of the Trust, including, without limitation, the right to vote as a shareholder or receive dividends.

## 7. Stock Options

In 1996, the Board of Trustees granted to a newly elected trustee, an option to purchase up to 5,000 shares of beneficial interest exercisable on or before April 30, 1999, at a price of $9.50 per share, the fair market value at the date of the grant. Options for 700 shares and 300 shares were exercised in 1997 and 1999, respectively. The option for the remaining 4,000 shares granted in 1996 expired unexercised on April 30, 1999. Upon expiration of that option, the Board of Trustees granted the same trustee a new option to purchase 4,000 shares exercisable on or before April 30, 2002, at a price of $12.375, the fair market value at the date of the grant.

In May, 2000, the Board of Trustees granted to each of three newly elected Trustees, an option to purchase up to 5,000 shares of beneficial interest exercisable on or before April 30, 2003, at a price of $10.25 per share, the fair market value at the date of grant. Options for 500 shares were exercised in February, 2001.

Except for the 500 shares purchased in February, 2001, the options granted in 1999 and 2000 were unexercised at December 31, 2001.

## 8. Fair Values of Financial Instruments

The following methods and assumptions were used by the Trust in estimating its fair value disclosures for financial instruments:

*Cash, Cash Equivalents and Restricted Cash:* The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

*Short-term Debt and Mortgage Notes Payable:* The fair values of the Trust's mortgage notes payable are estimated using discounted cash flow analyses, based on the Trust's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of the Trust's financial instruments are as follows:

| | December 31, 2001 | |
|---|---|---|
| | **Carrying Amount** | **Fair Value** |
| Cash and cash equivalents | **$ 1,316,299** | **$ 1,316,000** |
| Restricted cash | **1,412,694** | **1,412,000** |
| Short-term debt | **92,406** | **92,000** |
| Mortgage notes payable | **34,389,954** | **35,700,000** |

## 8. Fair Values of Financial Instruments (continued)

| | December 31, 2000 | |
|---|---|---|
| | Carrying Amount | Fair Value |
| Cash and cash equivalents | $ 781,215 | $ 781,000 |
| Restricted cash | 1,295,266 | 1,295,000 |
| Short-term debt | 3,000,000 | 3,000,000 |
| Mortgage notes payable | 31,013,235 | 31,210.000 |

## 9. Earnings Per Share

A reconciliation of the numerator and denominator of the earnings per share computation is as follows:

| | **2001** | **2000** | **1999** |
|---|---|---|---|
| Numerator (net income): | | | |
| Numerator for basic and diluted earnings per share | **$ 748,592** | $ 1,110,175 | $ 933,555 |
| Denominator: | | | |
| Denominator for basic earnings per share-weighted average shares | **1,739,882** | 1,716,560 | 1,547,516 |
| Effect of dilutive securities: | | | |
| Stock options | **1,553** | 807 | 341 |
| Denominator for diluted earnings per share-adjusted weighted average shares and assumed conversions | **1,741,435** | 1,717,367 | 1,547,857 |
| Basic earnings per share | **$ .43** | $ .65 | $ .60 |
| Diluted earnings per share | **$ .43** | $ .65 | $ .60 |

Shareholder rights have not been included in the earnings per share calculation because they would be anti-dilutive at December 31, 2001, 2000 and 1999.

## REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

Board of Trustees
Century Realty Trust

We have audited the accompanying consolidated balance sheets of Century Realty Trust and Subsidiaries (the "Trust") as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Century Realty Trust and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

February 15, 2002
Indianapolis, IN

Ernst & Young LLP

# GENERAL INFORMATION

## TRUSTEES AND OFFICERS



## CORPORATE OFFICE

Century Realty Trust
320 N. Meridian St., Suite 823
Indianapolis, IN 46204
(317) 632-5467
(317) 685-1588 (FAX)

## GENERAL COUNSEL

Bingham McHale LLP
320 N. Meridian St., Suite 1100
Indianapolis, IN 46204

## INDEPENDENT AUDITORS

Ernst & Young LLP
111 Monument Circle, Suite 2600
Indianapolis, IN 46204

## SHARE LISTING

NASDAQ SmallCap
Symbol: CRLTS

## SHAREHOLDERS

On January 25, 2002, the Trust had 2,842 shareholders of record.

## INVESTOR SERVICES

The Trust directly provides all services, including share transfers, dividend payments, and record keeping. Copies of the Annual Report to the Securities and Exchange Commission, Form 10-K, will be provided free of charge upon request. Inquiries should be directed to Investor Services at the Trust's corporate office address.

## ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 A.M. on May 1, 2002 at the Indianapolis Athletic Club, 350 North Meridian Street, Indianapolis, Indiana. All shareholders are cordially invited to attend.

## MEMBER

National Association of Real Estate Investment Trusts (NAREIT)

CENTURY REALTY TRUST
320 N. Meridian St., Suite 823
Indianapolis, IN 46204